UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 2, 2017, VTTI Energy Partners LP (the “Partnership”) issued a press release announcing that the board of directors of its general partner has received a proposal from VTTI B.V. (“VTTI”), its indirect parent, pursuant to which VTTI would acquire all publicly held common units of the Partnership in exchange for cash consideration. A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press Release of VTTI Energy Partners LP, dated March 2, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP By: VTTI Energy Partners GP LLC, its general partner

Date: March 2, 2017	By:	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer

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